Exhibit 21.1

List of Subsidiaries of Stitch Fix, Inc.

Name of Subsidiary	Jurisdiction
Stitch Fix International (Cayman), Ltd.	Cayman Islands
Stitch Fix International (Delaware), Inc.	Delaware
Stitch Fix Gift Cards, LLC	Virginia
Partner In Style, Ltd.	United Kingdom